OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MedAnswers, Inc

1299 Pennsylvania Ave
Suite 700
Washington, DC 20004

www.medanswers.com

4000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum up to 428,000 shares of common stock ($1,070,000)

Minimum 4,000 shares of common stock ($10,000)

Company	MedAnswers
Corporate Address	1299 Pennsylvania Ave Suite 700 Washington, DC 20004
Description of Business	MedAnswers is a digital health platform for patients to access clinical and professional experts for on-demand medical answers.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$2.50
Minimum Investment Amount (per investor)	$250

Investor Perks

Investor rush priority - while our app is free to use, we have a rush fee for patients who need an answer in 24 hours or less. We will treat all our investor questions as rush, so they will receive the fastest answers, for free, forever.

All investors will receive 30% off patient video consults (Note: this is a future product with no scheduled release date).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

MedAnswers is the first digital health app for the field of infertility and the only digital health app to provide users with access to physicians, alongside embryologists, andrologists, geneticists and genetic counselors, psychologists and reproductive attorneys. We launched as an educational healthcare app with plans to move into telehealth. We currently provide a Q&A platform for a user to submit an anonymous question on our platform. We send a push notification to an expert who matches the expertise needed. They answer the question. Their colleagues upvote them or add their own answer. We send a push notification to the user when the question is answered. The user can request a consult through an email form. We will also add video consults, direct messaging

and committee consults for when patients need multiple professional opinions. We also have plans to leverage machine learning to help patients with healthcare decision making.

Sales, Supply Chain, & Customer Base

We distribute our mobile product through the iOS store and shortly in the Android store. We acquire patients through online sales channels and strategic relationships. Our experts are the supply and our users dealing with infertility provide the demand.

Competition

Since we are the first digital health platform in reproductive medicine, our indirect competitors could move into the space. Competitors like healthtap offer the chance for a user to ask a doctor a question but its a one-to-one relationship. DronDemand offers video consults for primary care medicine and psychology, but not specialists. Grandrounds offers 2nd opinion consults for $7,500. RealSelf provides Q&A platform in cosmetics plus patient reviews. Networks of IVF clinics or doctors could enter the marketplace by building their own platform for patient / expert connection.

Liabilities and Litigation

We have a founder loan in the amount of $50,000 we will pay back during our Series A round, which is not the Reg CF.

We filed a suit against a vendor for breach of contract in NY State Superior Court. Currently, we have a verbal settlement that will allow us to recover some of our funds.

The team

Officers and directors

Alice Crisci	Chief Executive Officer
Santiago Munne, PhD	Scientific Co-Founder

Alice Crisci
Alice Crisci is a cancer survivor, entrepreneur, author and activist. She founded Ovum Medical as a science and technology company to solve health care problems through technology. Their first product MedAnswers helps infertile people in crisis connect with the specialist they need. She also founded the oncofertility charity, Fertile Action, three weeks into her breast cancer diagnosis at 31-years-old. She published her first book, "Too Young for This," a few days before her double mastectomy. As Director of Government Affairs and Patient Advocacy for the California Cryobank, a reproductive tissue bank, from 2012 - 2015, Ms. Crisci established regulatory relationships across multiple sectors and within both the US Congress and California Legislature. Her firm, Ovum Medical, is the only group tracking legislation for gamete banks across the country. Ms. Crisci also co-built a revenue acceleration consulting firm in her 20's that sold to the oldest direct selling company in the nation. Her subsequent consulting company called Beeline Global, accelerated growth for start-ups and companies between $10 and $25M in revenue but was sidelined by her cancer diagnosis. She is currently a strategic advisor to other start-ups in the health tech space including oncology companies, genomics ventures and educational institutions. She is the ecstatic mom of a fertility preservation miracle son who at three-years-old calls himself a scientist and the future owner of MedAnswers. Aptly named Dante, meaning enduring, they reside in Southern California with their stray cat named Josh and Shih Tzy Nay-Nay. Ms. Crisci has been featured in major publications across the world and on national television shows like The Doctors and The

Today Show.

Santiago Munne, PhD
Dr. Santiago Munné, Ph.D is a reproductive geneticist who developed the first Preimplantation Genetic Diagnosis (PGD) test to detect embryonic numerical chromosome abnormalities to avoid Down's syndrome and other abnormalities. He co-founded Reprogenetics in 2000 to expand PGD services to Europe, Japan and South America. His team has performed over 80,000 PGD cycles for chromosome abnormalities to improve IVF outcomes with over 300 research publications. He is a frequent lecturer, both nationally and internationally, on his team's work in the field of Preimplantation Genetics. He exited Reprogenetics US and UK, a company as CEO in 2016 when he sold to CooperSurgical. He also co-founded Recombine, a reproductive genetics company for carrier screening and a breakthrough genetic test called FertilityMap in 2014, which he sold to CooperSurgical for $85M in 2016. He co-founded the spinout of Recombine, Phosphorus, a computational genomics venture, in August, 2016. Dr. Munne is currently CSO of CooperGenomics and co-founder of MedAnswers. Originally from Barcelona, Dr. Munné gained his Ph.D. in genetics from the University of Pittsburgh. He is also the proud father of two daughters.

Number of Employees: 5

Related party transactions

The Company issued 995,000 and 1,000,000 shares of Common Stock to Founders in 2015 and 2016, respectively. The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 and a Promissory Note Payable in the amount of $50,000 in 2017 in exchange for cash to a Founder. The Convertible Notes Payable and Promissory Notes Payable are more fully described in NOTE 3 – DEBT. A Founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution. In 2017, 2,000,000 shares of Common Stock outstanding and beneficially owned by the Founders were cancelled, and the Company issued 1,630,000 new shares of Class A Common Stock to the Founders and two advisors.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our company is not predicated on an IP strategy.** Currently we do not have any issues or pending patents, however, we have a lapsed provisional, contemplated and thought to be patentable inventions, and other intellectual property that we hope to develop or to acquire, but those and other intellectual property could be unenforceable or ineffective. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies. We do have trademarks filed for our brand logomark, both domestic and internationally.
- **Other reproductive companies with networks of clinics could enter the market.** While we do have a sophisticated backend difficult to replicate, there are two other companies with a network of clinics who could enter the market and provide a quora-like app for their patients. Although it would take at a minimum of six months to build such a system, they could strong arm a large percentage of the market. Any company with enough capital could enter and dominate the market.
- **MedAnswers is a start-up.** If you are investing in MedAnswers, it is because you believe in the product idea and founding team, as well as believe the future of healthcare is with digital health. While we have a robust pipeline of customers today, we have closed just two commission based deals. We will need to spend significant marketing dollars to acquire patient users and you are investing knowing we will spend the resources acquiring users.
- **Regulatory Risk - We are entering a regulated market that is still evolving.** Today, we are regulated like the internet is - we are medical education. But, next year we anticipate we will

be entering the telehealth market, which is more regulated. Not only is it more regulated, but the regulatory landscape is still evolving. Fortunately, our founder and CEO has a legislative and regulatory background, so we invested early dollars in understanding the pathway, but it still does bear a risk to investors.

- **You can't easily sell your securities, once you invest.** We suggest only investing in a dollar amount you are comfortable with not having access to or being liquid with for 3 - 5 years. You can not easily sell your securities in a Reg CF. If we pursue a Reg A+, you would be able to sell your securities then, but we can not guarantee we will go down this path and you may need to hold on to your securities for many years.
- **Our business model is a mixed model monetizing both sides of the marketplace.** We believe our business model to offer free answers by experts to be disruptive, and instead of monetizing by traditional means, like the transaction, we expect to instead monetize urgency and sponsored content. This model is not new to telehealth, but could still fail. We will also offer a subscription model to employers and insurance payers. Although its also not new, it could fail if those payers do not see the value in providing their employees or members with a vertically focused, digital health solution. There are also many companies implementing that kind of business model today so even though we do not have many direct competitors for our solution, we have direct competitors for employer and insurance payer plans.
- **Our success depends on the expert community providing free answers in between patient care.** An essential part of our model is the rapid, meaningful participation by experts. If we are unable to attract experts and keep them engaged and participating, particularly with a novel business model, we may not able to attract and keep consumers. Although our early indicators show highly engaged experts, this is an on-going risk.
- **Our success also depends on reaching patients during a "noisy" time when they are facing a crisis and overwhelmed with options.** As in any business, our ability to successfully market to customers is essential for our success. While we hope that our free model for expert answers is attractive to patient users, we must still successfully market to new users and be able to provide a balanced marketplace (of new questions and fast answers) to succeed. We must capture their attention during a short window between a diagnosis and treatment beginning. There is always risk that a business may not find the right messaging or brand positioning or market channels to find product-market fit.
- **MedAnswers does not construe medical advice or provide medical advice.** Our terms and conditions for both experts and patients specifically state we are a platform and the interaction between expert (answerer) and user (questioner) does not constitute a provider / patient relationship. The answers experts provide do not replace or constitute medical advice. Their answers are meant to be educational in nature. However, even though this is explicitly stated in the terms, it's possible a user will treat the education they receive as advice and blame the company for an adverse outcome or blame the company if they do not achieve the health outcome they were seeking.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alice Crisci, 51.0% ownership, Class A Common Stock
- Aigua Management, 25.0% ownership, Class A Common Stock

Classes of securities

- Class A Common: 1,630,000
  **40,000 shares of Class A Common Stock (currently included in the 1,630,000 share count) are in the process of be issued to an existing advisor, pending a non-material correction to their investment agreement.*

  Voting Rights *(of this security)*

The holders of shares of the Company's Class A Common Stock, $0.0001 par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock"), are entitled to one vote per share on any matter on which stockholders of the Company vote or consent.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

- Class B Common: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Class B Common Stock, $0.0001 par value per share ("Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), are not entitled to vote on any matter.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of any additional classes of capital stock that we may designate in the future.

- Convertible Note: 469,000

Rights of Instrument *(of this security)*

The holders of the Company's convertible notes are entitled to convert their outstanding principle and interest on as-then-calculated one-to-one basis to the Company's Preferred Stock or Class A Common Stock, pro-rated to the total offering amount (eg face value of outstanding convertible note / total round) discounted by the face discount of the security (eg between 10-25%, as negotiated). Holders will then have all of the rights and remedies of Preferred Stock or Class A Common Stock holders.

The unpaid principal balance at an annual rate between 6% and 8%, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with

any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable when, upon the earlier to occur of (i) demand made after the twenty-four (24) month anniversary of the first issuance of a Note, by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or (ii) the continued occurrence of an Event of Default, and such amounts are declared due and payable by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or made automatically due and payable, in each case, in accordance with the terms hereof (the "Maturity Date"). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreements.

Conversion:

Automatic Conversion upon a Qualified Financing. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (the "Outstanding Amount") shall automatically convert into a total number of shares of Preferred Stock or Class A Common Shares sold in the Qualified Financing and Common Stock (the "Total Number of Shares") equal to (i) the Outstanding Amount of such Note, divided by (ii) the Conversion Price. Price of conversion shall include a 10% - 15% discount.

What it means to be a Minority Holder

As a holder of the Class B Non-Voting Common Stock, you will have no voting rights. Even upon a conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company began operations in 2016 and incurred a loss of $176,882. Apart from $10,000 in consulting fees, the company had not begun generating revenue since 2016.

The company was formed in 2012 to pursue science and technology in the assisted reproductive space. We spent $0 researching a rapid fertility test using saliva as a biomarker. We spent $42,00 in legal fees in 2016 for both IP related to the fertility test and IP related to MedAnswers. As of August, 2017 we chose to focus solely on the digital health product.

We spent $116,000 in product design and development between August 2016 and December 2016 before starting the technical build in January 2017.

As of January 2017, we incurred the following key expenses related to launching the product in June 2017:

Professional Fees $267,924 (mostly technical build, legal and financial expenses)

Office Expenses: $9,651

Marketing: $3,796

Travel: $7,789 (fundraising travel)

We expect to burn about $40K a month if we complete our full raise.

Financial Milestones

The company is investing in product engineering and development and patient recruitment. The company is expect to burn approximately $1.2 million in cash prior to achieving cash-flow break-even. Management currently expects to begin generating revenue in Q-3 2017 and forecasts 2017, 2018 and 2019 revenue of $1.4 million, $13 million and $42 million, respectively, and believes the company will generate positive net income beginning in 2019. Being that we are in the early stages of generating revenue, actual revenue for the future can vary significantly from our forecasts.

We expect to spend about $40,000 per month for the remainder of 2017 and $60,000 per month in the Q-1 of 2018 on marketing aimed at acquiring new users. Marketing costs are then expected to increase significantly beginning in Q-2 2018 to about $500,000 per month. In addition, we have forecast a viral adoption rate of about 10% a month. Our forecasts for New Users and revenue for the Infertility vertical are:

	Year 1	Year 2	Year 3
New Users	41,048	213,322	546,318
Rush Fee	$ 600,276	$ 2,562,781	$ 5,463,182
Sponsorships	761,568	9,623,400	31,314,321
Total	$ 1,361,843	$ 12,186,181	$ 36,777,503

We plan to add two additional verticals in mid and then later 2018 and two more in mid and late 2019 with similar revenue. Revenue by vertical is summarized as follows:

	Year 1	Year 2	Year 3
Infertility	$ 1,361,843	$ 12,186,181	$ 36,777,503
Vertical 2	-	510,000	3,226,000
Vertical 3	-	62,000	1,299,000
Vertical 4	-	-	510,000
Vertical 5	-	-	62,000
Total	$ 1,361,843	$ 12,758,181	$ 41,874,503

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations, further develop its product and generate revenue. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We expect to spend about $40K per month, so $107K will last just shy of three months, but set us up on the trajectory we need to finish our full seed raise of $1.07M. With $107K we will:

- Release multi-lingual and android.

- Recruit 5,000 patients through facebook advertising, SEO and other online marketing initiatives with a $24,000 marketing budget.

- Prepare us for and advertise our full $1.07M CF raise.

- Prove our revenue model works by securing our first sponsored content provider and by generating minimal income with rush fees.

We intend to increase our CF from $107K maximum to $1.07M quickly. Anticipated sources of capital include angel investors, and crowdfunding our campaign. We have a video advertising plan for facebook and PR campaign in the works.

Given our aggressive buy and build strategy, we intend to do more fundraising using the Reg A+ vehicle to raise an additional $5M-$20M in funding.

We do intend to enter a due diligence phase with an acquisition target during the CF raise. This acquisition target is in the pharmagenomics space and would provide an additional revenue stream to MedAnswers in 2018.

Indebtedness

As of June 30, 2017, and December 21, 2016, the Company had $469,000 and $350,000, respectively, in Convertible Notes Payable outstanding. A summary of the Convertible Notes Payable is as follows: Balance as of Note Holder Maturity Date Interest Rate June 30, 2017 December 31, 2016 Conversion Discount Aigua Management 08/17/19 6% $50,000 $ 50,000 10% (1) Alexander Bisignano 09/14/19 6% 50,000 50,000 10% Aigua Management 12/23/19 6% 250,000 250,000 10% (1) Catherine Welch 02/17/19 8% 30,000 - 15% (2) Gloria Tesch-Sarican 03/10/19 8% 6,100 - 15% (2) I-Wei Katherine Wu 03/14/19 8% 30,000 - 15% (2) Markell Pool 05/30/19 8% 5,000 - 15% Justin Chung 06/01/19 8% 5,400 - 15% (2) Damian Glujuovsky 06/02/19 8% 30,000 - 15% (2) Julie Ling 06/07/19 8% 2,500 - 15% Marc Savas 06/08/19 8% 10,000 - 15% $469,000 $350,000 (1) Aigua Management is an affiliate of Santiago Munne, an officer and shareholder. (2) Convertible Debt Payable issued under contractor agreements. Principal is earned ratably each month of the agreement to a maximum of the amount shown. The contractor agreements are expected to be completed in 2017. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the Convertible Promissory Notes and all accrued and unpaid interest (the "Outstanding Amount") shall automatically convert into a total number of shares of Preferred Stock or Class A common stock sold in the Qualified Financing and Common Stock (the "Total Number of Shares") equal to (i) the Outstanding Amount of such Note, divided by (ii) the Conversion Price. Price of conversion shall include a Conversion Discount as set forth above. The Company also had a Promissory Note Payable to Aigua Management at June 30, 2017 with a principal balance of $50,000, bears interest at 8% and is due on the earlier of June 26, 2018 or a upon a Qualified Financing.

Recent offerings of securities

- 2016-08-15, 4(2), 469000 Convertible Note. Use of proceeds: Terms: Note converts to equity upon qualified equity financing. Maturity Date: 24 months from closing 6 - 8% yearly interest rate 10-25% Discount(s) Convertible Promissory Notes Outstanding: $469000 ______________________________ MVP build, legal expenses, finance and accounting

Valuation

$4,075,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. As comparison, we have competitors who raised their seed on a $15M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000

Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Product Development	$5,000	$650,000
Marketing	$0	$240,000
G&A	$4,400	$115,800
Total Use of Net Proceeds	$9,400	$1,005,800

If we raise our maximum of $1,070,000, we will pay our technical team $650,000 to launch the multi-lingual product and android version in 90-days. We will spend a small amount on G&A expenses ($115,800) and then the majority of our dollars of $240,000 in marketing for a targeted social media campaign including video-based facebook ads, instagram ads as well as SEO of the product and activity. We will also reserve $5,000 for a publicist to help us generate media impressions for patient recruitment and fundraising.

Irregular Use of Proceeds

No irregular use of proceeds expected.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the investor section labeled annual report. The reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MedAnswers, Inc

[See attached]

MedAnswers, Inc.
Index to Unaudited Financial Statements
December 31, 2016 and 2015

JONATHON P. REUBEN, CPA
An Accountancy Corporation
23430 Hawthorne Blvd., Suite 290 • Torrance, CA 90505
(310) 378-3609 • Fax (310) 378-3709

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Directors
MedAnswers, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of MedAnswers, Inc. which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' deficit, and cash flows for the two years then ended and related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jonathon P. Reuben, CPA
An Accountancy Corporation
September 19, 2017

MEDANSWERS , INC.
BALANCE SHEETS
(Unaudited)

	December 31, 2016	December 31, 2015
Assets		
Current assets		
Cash	$ 266,519	$ 85
Prepaid expense	1,500	-
Total current assets	268,019	85
Intangible asset	5,000	-
Total assets	$ 273,019	$ 85
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 39,552	$ -
Total current liabilities	$ 39,552	$ -
Noncurrent liabilities		
Convertible notes payable - related party (including accrued interest of $1,311)	301,311	-
Convertible notes payable - other (including accrued interest of $887)	50,887	-
Total noncurrent liabilities	352,198	-
Total liabilities	391,750	-
Stockholders' deficit		
Common stock, $.0001 par value; 10,000,000 shares authorized of which 3,500,000 shares are designated Class A Common and 6,500,000 shares are designated Class B Common;		
Class A Common, 2,000,000 shares issued and outstanding at December 31, 2016 and 1,000,000 shares issued and outstanding as of December 31, 2015	200	100
Class B Common , no shares issued and outstanding as of December 31, 2016 and 2015	-	-
Additional paid-in capital (deficit)	52,949	(15)
Retained deficit	(171,880)	-
Total stockholders' deficit	(118,731)	85
Total liabilities and stockholders' deficit	$ 273,019	$ 85

See accompanying independent accountants' review report and notes.

MEDANSWERS, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	For the Year Ended December 31, 2016	2015
Consulting income	$ 10,000	$ -
Operating expenses		
Web based program development costs	102,970	-
Professional fees	55,359	-
Marketing costs	9,980	-
General and administrative expenses	11,373	-
Total operating expense	179,682	-
Loss from operations	(169,682)	-
Other expenses		
Interest expense	(2,198)	-
Net loss	$ (171,880)	$ -

MEDANSWERS , INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Class A Common		Class B Common		Additional Paid-in Capital (Deficit)	Retained Deficit	Total
	Shares	Amount	Shares	Amount			
Balance - Dec 31, 2014 and 2015	1,000,000	$ 100	-	$ -	$ (15)	$ -	$ 85.00
Contributed capital	-	-	-	$ -	53,064	-	53,064
Share issued to related party	1,000,000	100	-	-	(100)	-	-
Net loss - 2016	-	-	-	-	-	(171,880)	(171,880)
Balance - December 31, 2016	2,000,000	$ 200	-	$ -	$ 52,949	$ (171,880)	$ (118,731)

See accompanying independent accountants' review report and notes.

MEDANSWERS, INC.
STATEMENTS OF CASHFLOWS
(Unaudited)

	For the Year Ended December 31, 2016	2015
Cash flows from operating activities		
Net loss	$ (171,880)	$ -
(Increase) in prepaid expenses	(1,500)	-
Increase in accounts payable	39,552	-
Increase in accrued interest	2,198	-
Net cash used in operating activities	(131,630)	-
Cash flows from investing activities		
Acquisition of domain name	(5,000)	-
Net cash used in investing activities	(5,000)	-
Cash flows from financing activities		
Proceeds from issuance of common stock	-	85
Contributed capital	53,064	-
Proceeds from issuance of convertible debt	350,000	-
Net cash provided by financing activities	403,064	85
Net increase in cash	266,434	85
Cash balance - beginning of period	85	-
Cash balance - end of period	$ 266,519	$ 85

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fairvalue.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The Company's financial instruments consist of convertible debt totaling $352,198 as of December 31, 2016. The respective carrying value of these financial instruments approximated their fair values due to their respective short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets
Intangible assets consist of a domain name with an indefinite life and is not subject to amortization. In accordance with ASC Topic 350, "Intangibles - Goodwill and Other" the carrying values of intangible assets are evaluated for impairment annually or whenever events or changes in circumstances indicate that the historical cost carrying value may no longer be appropriate. As of December 31, 2016, the Company does not believe there has been any impairment of its intangible asset (See Note 6).

Revenue Recognition
The Company recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has a net operating loss of $171,880 as of December 31, 2016, and the Company has established a valuation allowance to offset the related deferred tax asset.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington DC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. There were no income tax interest or penalties included as a liability or

included as an expense on the Company's income statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located **in** the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature **in** ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - DEBT

The Company had $350,000 in Convertible Notes Payable at December 31, 2016. The Convertible Notes accrue interest at 6% per annum. As of December 16, 2016, accrued interest on these debt instruments totaled $2,198. Principal and accrued interest are mandatorily convertible at maturity on various dates in 2019. Of the total amount of debt and accrued interest due, $301,311is due to a corporation owned by one of the founders of the Company (See Note 6).

The holders of the 2016 Convertible Notes Payable are entitled to convert their outstanding principle and interest on as-then-calculated one-to-one basis to the Company's Preferred Stock or Class A Common, pro-rated to the total offering amount (e.g. face value of outstanding convertible note / total round) discounted by the face discount of the security, which is 10%. Holders will then have all of the rights and remedies of holders of Preferred or Class A common stock.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We exercised our arbitration rights with a vendor and subsequently settled the matter in 2017 (See Note 8. We are not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 - STOCKHOLDERS' DEFICIT

Common Stock

On July 17, 2017, the Company filed an amendment to its articles of incorporation increasing its number of authorized common shares to 10,000,000, par value $.0001. All shares and per share amounts in these financial statements and notes thereto have been retroactively adjusted to give effect to the increased number of common and related par value.

Of the 10,000,000 common shares, par value $.0001 that the Company is authorized to issue, 3,500,000 shares has been designated Class A common and 6,500,000 has been designated Class B common.

Holders of Class A Common are entitled to one vote or each Class A common share held. Holders of Class B Common have no voting rights.

As of December 2015, the Company had 1,000,000 common shares of Class A Common Stock outstanding held by one of the Company's founders

During 2016, the Company issued 1,000,000 Class A common shares to its other founder.

NOTE 6- RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company issued 1,000,000 shares of its Class A common stock one of its founders. In 2016, the Company issued an additional 1,000,000 shares of its Class A common stock to its other founder.

The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 in exchange for cash to a founder. The Convertible Notes Payable and Promissory Notes Payable are morefully described in NOTE 3 - DEBT.

A founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution.

NOTE 7 – PUBLIC OFFERING

The Company is offering to accredited investors through a Reg D offering up to 400,000 shares of its Class A common stock at $2.50 per share.

In addition, through a regulation crowd funding offering, the Company is currently offering to accredited and non-accredited investors 428,000 of its Class B Common shares at an offering price of $2.50 per share.

NOTE 8 - SUBSEQUENT EVENTS

In 2017, 2,000,000 Class A shares were cancelled in exchange for the issuance of 1,520,000 Class A shares issued to the Company's two founders and 70,000 Class A shares were issued to two consultants.

In 2017, the Company issued a Promissory Notes Payable in the amount of $50,000 to a founder in exchange for cash.

In 2017, the Company issued Convertible Notes Payable in the amount of $17,500 in exchange for cash.

In 2017, the Company entered into Contracting and Convertible Notes Payable agreements with contractors whereby, the Convertible Notes Payable to the contractors, collectively, have a maximum principal balance of $101,500 upon completion of the engagements in 2017.

In 2017, the Company issued 23,472 of its Class B common shares to third parties for $48,636 in cash.

In 2017, the Company settled an ongoing dispute with a vendor for $15,525. The balance owed the vendor as of December 31, 2016, which is included in accounts payable was $22,500.

EXHIBIT C TO FORM C

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Trusted Infertility Experts. Answers They Agree On.

Invest in MedAnswers Infertility App!

We're infertility patients and experts who were tired of sifting through iffy answers on patient forums. So **we made it easy to get answers** from the top specialists in the field.

"**The only reason I was able to become a mama is because of IVF technology**. I want to make sure whomever wants to become a parent, can," says, MedAnswers founder and CEO, Alice Crisci.

With 40 million infertile people worldwide, **MedAnswers connects patients with multi-disciplinary experts** that they normally have to wait weeks and sometimes even months to see for an appointment. **MedAnswers is the first** to gather clinical specialists in reproductive endocrinology and urology, alongside embryologists, geneticists, psychologists, and attorneys. We are giving patients unprecedented access to the education and information they need in a far more manageable (and anonymous) environment than google searches, pu[...] groups and forums allow.

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answers.
Global Multi-disciplinary
Infertility Experts
Say bye to overwhelming web searches and patient forums.
Say hi to clear, definitive answers from the best experts in Infertility.
I am a patient
I am an expert

"**This is exactly what our field needs**," said Serena H. Chen, infertility specialist and active expert answerer on the MedAnswers platform.

- Alice Crisci, Founder and CEO
- Santiago Munne, Scientific Co-Founder

Investment

$2.50 per share | When you invest you are betting the company's future value will exceed $5.1M.

Investor Perks

- Investor rush priority - while our app is free to use, we have a rush fee for patients who need an answer in 24 hours or less. We will treat all our investor questions as rush, so they will receive the fastest answers, for free, forever.

- All investors will receive 30% off patient video consults (Note: this is a future product with no scheduled release date).

We are the first vertically focused, digital health platform for specialty medicine.

The Problem

1. Long waits for a specialty consult lead to #alternativefacts.


I'LL JUST LOOK UP MY SYMPTOMS ON WEBMD
AAAND I'M DYING
OVUM-MEME

2. Patients turn to each other online for inaccurate medical advice.


Okay ladies, fresh or frozen transfer? What is better?!
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Questions for Patient Care Advocates
Share your fertility journey
Egg Freezing
Infertility
Trying To Conceive

3. Misinformation leads to non-compliance which drives the cost of healthcare up.


*NON-COMPLIANCE COSTS THE US HUNDREDS OF BILLIONS OF DOLLARS ANNUALLY!

The Solution

For the first time, an infertility patient can ask doctors, researchers, therapists and more a personal, yet anonymous question.


Infertility Answers
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Ask us anything. It's anonymous!
Santiago Munne, PhD
Reproductive Geneticist
What is the difference between PGS and PGD.
36 year old female, AMH 0.32
Customize Your Feed
General Fertility
Diagnostics & Testing
Treatment Planning
Gamete Donors
Surrogacy
Embryo Screening
Fertility Medication
Retrievals & Transfers
Psychosocial
Experts from all fertility specialities.
Serena Chen, MD, FACOG
Infertility Specialist
Reproductive Genetics
+4 Experts
Reproductive Law
+5 Experts
Reproductive Endocrinology
+30 Experts

"Goodbye, Dr. Google. Hello, MedAnswers!"


Specialist
Med Answers
GRAND ROUNDS
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amwell
WebMD
DOCTOR ON DEMAND
MAVEN

Generalist

We Compete in Four Areas


Global Expert Network


Six Professional Specialties


Rapid, Yet Precise Execution


Built to Scale

We monetize both sides of the marketplace through patient fees and sponsored content. Future revenue includes employer and insurance payer subscriptions.


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I have five pgs normal frozen embryos. We selected the best when I did my first transfer and I have a bright, healthy, child. Since the remainder are the weaker set, do I have a lower chance of having another child? Should I transfer two at a time?
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Santiago Munne
Last month
Morphology is a weaker marker of viability than PGS. If the lab froze those embryos is that they are viable and usable. Therefore and due to the risk of twin pregnancy (which carries risk of prematurity and congenital abnormalities) I recommend replacing one diploid embryo at a time.
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What We've Accomplished So Far

In our first week, our experts provided 79 answers, 210 upvotes and received 80 patient thanks.



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Santiago Munne
PhD
CooperGenomics
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Wrote 10 answers
Agrees with 12
What is the difference between PGS and PGD?
PGD stands for Preimplantation Genetic Diagnosis and is indicated for couples tha...
What are some of the main reasons for a negative

Although, we launched as an educational platform for infertility, we will enter the telehealth space next year and add genetics and oncology as our next verticals.



Year 1
Q&A
Education
Infertility
Content
Year 2
Direct Messaging
Live Consults
+2 Verticals
+Machine Learning
Year 3
Global Marketplace
Integrated Platform
+3 Verticals
+ Data Portability
Year 4
Multiple Acquisitions
Prepare for IPO
+5 Verticals

The Industry

Infertility is a beachhead market, expected to reach **$26.2B by 2020**, according to Global Market Insights. They also expect digital health to exceed $379B by 2024.


40 million infertile people worldwide
Received infertility DX
Struggling t
get pregna

What's Next

With proper funding, we will meet ambitious milestones within the next 120 days.


30
100 EXPERTS &
BE MULTI-LINGUAL
60
ANDROID RELEASE & EUROPEAN EXPERTS
90
PRODUCT 1.0 RELEASE
120
5,000 USERS & LAUNCH SERIES A RAISE

Our growth strategy includes buy and build with an eye on an IPO.


$300M


$200M
$100M
$50M
$25M
$10M
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2017
2018
2019
2020
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And we have just the team to do it: exceptional, passionate, talented, diverse, and fun.

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Domain experts.
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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

- I was diagnosed with cancer when I was 31. It paused my life. But when I found out my fertility was probably going to be at risk from chemotherapy and other treatment I was facing, I was devastated. Devastated. I started four rounds of chemotherapy treatment and when I checked in with my second opinion oncologist, it turned out, he didn't agree with the drugs that I was already taking. So here I have two oncologist who don't even agree on what poison was supposed to be going into my body to save my life, and it was a really frustrating moment because I was going back and forth, and in my head it was like a ping pong. Who do I trust? I don't know why I had the foresight at 31 years old to get both of them on the phone, on a conference call with me, so they could debate about what my options were and I could actually hear their critical thinking process so I could decide for myself. I'm Alice Crisci founder and CEO of MedAnswers. I wanted to connect patients with experts right upon diagnosis and I wanted those experts to deliver answers they agree to. When you are facing a health crisis like infertility or cancer or heart disease or something unknown, is you have to weed through piles and piles of information online. You do a Google search for infertility, you get 28 million hits. So whoever has the best SEO is whose page you read. That isn't necessarily the best or most relevant information to you.

- My name is Santiago Munne, I'm a geneticist by training, entrepreneur by accident. The first company that I formed was Reprogenetics, which basically tested embryos to see if they are chromosomally or genetically normal. The second company that we formed was Recombine, which tested couples for gene defects, and the third company that I'm funding now with Alice and Josh is MedAnswers. And basically here, my role it's been as an investor and also as a scientific advisor for our company.

- Santi tested my embryos when I had Dante actually. He tested nine embryos and seven were good, transferred two, and I got my son.

- I'm Joshua Sams, and I'm the technical and product co-founder. I have a background in application and engineering as a venture backed CTO and in my former roles as a Techcrunch 50 CEO and the role that led me to Alice as a product co-founder, I was a managing director of a application engineering firm. And we had a venture partnership where we've done everything from Legal Informatics and Computational Genomics and so around here I primarily keep the lights on and program VCR's, but as you can see, I'm an entrepreneur on purpose, and so for me this is my other baby, but it's like my 12th baby. But I love all my children.

- You're a serial dad.

- In a early team dynamic, all there is is chemistry. And so that's how you can know quickly. There are lots problems worth solving and you'd almost rather have a team with good chemistry solving something not as exciting. And when you can have both, then you know you're doing something that's really worthwhile. And that early team dynamic, you're gonna spend a lot of time with your business partner, sometimes more time than at home, and so you have to immediately know that it's someone you can respect that's gonna get in and work hard with you, and that it's gonna be enjoyable. And when that happens and it's someone that has a lot to

contribute, then you can actually solve that really big problem.

- There are two things that right out of the gate make MedAnswers very different than other applications in specialty medicine. The first is the pure validated network. Who knows better who the experts really are, than the experts themselves. They attend all the scientific symposiums. They know who's conducted the research. They know who's opinion they're relying on to implement in their own practice. The second is clinical consensus. There are a lot of places you can ask a physician a question, but there's no other place where the experts in that network will agree with each other or disagree with each other and then write their own answer that provides more information for the patient. If you're about to spend $20,000 on an IVF cycle, wouldn't you want to spend just a few hundred to find out if that exact treatment is the right one for you? Rather than look at these statistics, like well, they said I have a 60% chance of it working or I have a 20% chance of it working, why not get 12 experts to agree with whether or not that's the right approach for you. Why not? The experts are already on Facebook, they're already on Twitter, they're already on LinkedIn. The experts have made themselves so available in all these different mediums and that's incredibly inefficient for them too. So let's solve that, let's remove the inefficiencies in this particular vertical, prove that we can help suggest products and services that these patients need so that they can get to their answer faster.

- The relief is more authentic and since our pain point that we're addressing, the state of mind of that user is somebody in crisis. We're picking off verticals where we can make the biggest impact, and that have the more discreet element of being in crisis and so we'll know we've succeeded when someone actually does feel relief merely by posing the question.

- Patients for the first time ever can have confidence in their treatment plan decisions at an unprecedented level during one of the most important times of their life. I was one of the lucky ones and I had a chance to preserve my fertility when I was diagnosed with cancer. My son was conceived in 2008, he was born in 2013. I waited five years to do my embryo transfer until I was cleared by my oncologist and not so ironically, I got to hear his heartbeat on my five year cancerversary. And, I want everybody to have that moment. I want everyone who thought that they couldn't live that life as a mother, as a father, I want them to have that moment. Anyone who wants the dirty diapers, the fatigue, the not sleeping through the night maybe until they're 16. Anybody who wants those moments, I want to help them get there and I want to help them get there faster and for less money and with far less stress.Example - We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use.We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can’t believe how easy it is to use.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.